December 28, 2010

Scott R. Plummer
5228 Ameriprise Financial Center
Minneapolis, MN 55474
(612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re: RiverSource Variable Series Trust (the “Registrant”); File No. 333-170420

Dear Mr. Cowan:

On behalf of the Registrant, we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement on Form N-14, as initially filed on November 5, 2010 (the “Registration Statement”). The Amendment is being submitted to update certain data in the Registration Statement, to respond to comments from the staff of the Securities and Exchange Commission and to make other non-material changes. The Amendment relates to the issuance of shares in connection with the reorganizations of:

1) the Disciplined Asset Allocation Portfolios – Aggressive series of the Registrant into the Variable Portfolio – Aggressive Portfolio series of the Registrant;

2) the Disciplined Asset Allocation Portfolios – Conservative series of the Registrant into the Variable Portfolio – Conservative Portfolio series of the Registrant;

3) the Disciplined Asset Allocation Portfolios – Moderate series of the Registrant into the Variable Portfolio – Moderate Portfolio series of the Registrant;

4) the Disciplined Asset Allocation Portfolios – Moderately Aggressive series of the Registrant into the Variable Portfolio – Moderately Aggressive Portfolio series of the Registrant; and

5) the Disciplined Asset Allocation Portfolios – Moderately Conservative series of the Registrant into the Variable Portfolio – Moderately Conservative Portfolio series of the Registrant (collectively, the “Reorganizations”).

The Amendment is proposed to become effective immediately upon filing. The Amendment does not contain any disclosure relating to the Registrant that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ SCOTT R. PLUMMER
Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Variable Series Trust